

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2014

Via E-mail
Anthony K. Slater
Executive Vice President and Chief Financial Officer
Pike Corporation
100 Pike Way
Mount Airy, North Carolina 27030

> **Re: Pike Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed October 20, 2014**
> **File No. 001-32582**
>
> **Amendment No. 1 to Schedule 13E-3 by Pike Corporation, Pioneer Parent, Inc., Pioneer Merger Sub, Inc., et al.**
> **File No. 005-81570**
> **Filed October 20, 2014**

Dear Mr. Slater:

We have reviewed your amended filings and have the following comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed October 20, 2014

1. Please be advised that the Tandy representations must come directly from the company, not from your counsel on behalf of the company. Please provide these representations in a separate letter from the company in tandem with your next response, if the response is submitted by your counsel.

2. We note the response to prior comment 3. Please summarize all preliminary reports in your proxy statement, rather than merely referring to them. See Item 1015(b)(6) of Regulation M-A. To the extent that the valuation methodologies or results contained in any preliminary report are substantially identical to those in the final report, there is no need to repeat disclosure, but that fact should be clearly disclosed. We also note the following non-exclusive examples of analyses that are contained in the reports, but do not appear to be summarized in the proxy statement:

    • LBO analysis (base case), LBO analysis (sensitivity case) and DCF analysis (sensitivity case) appearing in several preliminary presentations;
    • New opportunities, potential strategic buyers, and DCF analyses for "opportunity 2" and "opportunity 7" appearing in the March 27, 2014 preliminary presentation.

3.   We note the response to prior comment 11. If CSCP, a filing person, received the quality of earnings analysis, please file this report in full and summarize it in your proxy statement. <u>See</u> Item 1015 of Regulation M-A and Section 201.05 of the Compliance and Disclosure Interpretations relating to Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Please also, as requested, disclose the adjustments to the projections suggested by this advisor.

        Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Pamela Long, Assistant Director at (202) 551-3765 with any questions.

                                        Sincerely,

                                        /s/ Jay Ingram *for*

                                        Pamela A. Long
                                        Assistant Director

cc: James R. Wyche, Esq. (*via e-mail*)
        Moore & Van Allen